

02006369

SECURITIE... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52771



RECEIVED
APR 2 3 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31,2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CALDWELL INTERNATIONAL SEC. CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8902 Perch Cove
(No. and Street)

Austin (City) Texas (State) 787[illegible] (Zip Code)

PROCESSED
APR 25 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lennie Freiman (512) 246-0025
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robnett & Company, P.C., CPA's
(Name — *if individual, state last, first, middle name*)

12325 Hymeadow Dr. 2-100 (Address) Austin (City) Teas (State) 78750 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Lennie S. Freiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caldwell International Securities Corporation, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


DEBRA MARIE HOFFER
NOTARY PUBLIC
State of Texas
Comm. Exp. 07-31-2005

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital -
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ROBNETT & COMPANY PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors
Caldwell International Securities Corporation

We have audited the accompanying statements of financial condition of Caldwell International Securities Corporation as of December 31, 2001 and 2000 and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldwell International Securities Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additionally analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robnett & Company, P.C.
Austin, Texas
March 8, 2002

12325 Hymeadow Dr. 2-100 Austin, Texas 78750 www.robnettcpa.com Ph. (512) 258-8584 Fax (512) 258-9045



Caldwell International Securities Corporation
a Corporation of the Commonwealth of the Bahamas

STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

ASSETS

		2001		2000
Current Assets				
Cash	$	482	$	7,000
Due from Shareholders		1,316		-
		1,798		7,000
Restricted Deposits		8,827		-
Total Assets	$	10,625	$	7,000

LIABILITIES AND STOCKHOLDERS' EQUITY

		2001		2000
Shareholders' Equity				
Common Stock, $1 par value 50,000 shares authorized, 27,500 and 11,737 shares issued and outstanding at December 31, 2001 and 2000, respectively.	$	27,500	$	11,737
Retained Earnings		(16,875)		(4,737)
		10,625		7,000
Total Liabilities and Shareholders' Equity	$	10,625	$	7,000

See notes to financial statements.

Caldwell International Securities Corporation
a Corporation of the Commonwealth of the Bahamas

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2001 and 2000

		2001		2000
REVENUES				
Commissions	$	4,935	$	-
EXPENSES				
Advertising		1,241		-
Licenses and Fees		9,475		3,075
Insurance		612		-
Interest		77		-
General and Administrative		1,014		1,662
Trading Fees		4,654		-
		17,073		4,737
NET LOSS	$	(12,138)	$	(4,737)
EARNINGS PER SHARE				
Basic and Fully Diluted	$	(0.44)	$	(0.40)

See notes to financial statements.

Caldwell Internatinoal Securities Corporation
a Corporation of the Commonwealth of the Bahamas

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

For the Years Ended December 31, 2001 and 2000

	Common Stock at Par	Retained Earnings	Total
Balance, January 1, 2000	$ -	$ -	$ -
Issuance of 11,737 Shares of Common Stock for Cash	11,737	-	11,737
Net Loss	-	(4,737)	(4,737)
Balance, December 31, 2000	11,737	(4,737)	7,000
Issuance of 15,763 Shares of Common Stock for Cash	15,763	-	15,763
Net Loss	-	(12,138)	(12,138)
Balance, December 31, 2001	$ 27,500	$ (16,875)	$ 10,625

See notes to financial statements.

Caldwell International Securities Corporation
a Corporation of the Comonwealth of the Bahamas

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net Loss	$ (12,138)	$ (4,737)
Adjustments to reconcile net income to net cash provided by operating activities:		
Settlement of trading deficits	1,173	-
Total adjustments	1,173	-
Net cash used by operating activities	(10,965)	(4,737)
Cash flow from investing activities:		
Proceeds lent to related parties	(1,316)	-
Funding of restricted deposit	(10,000)	-
Net cash used by investing activities	(11,316)	-
Cash flow from financing activities:		
Proceeds from issuance of common stock	15,763	11,737
Net cash provided by financing activities	15,763	11,737
Net increase (decrease) in cash and equivalents	(6,518)	7,000
Cash and equivalents, beginning of year	7,000	-
Cash and equivalents, end of year	$ 482	$ 7,000
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$ 77	$ -

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001and 2000

NOTE 1 – NATURE OF BUSINESS AND ORGANIZATION

Caldwell International Securities Corporation (the "Company"), was incorporated to conduct business in all facets, forms, and privileges afforded a corporation on July 27, 2000 in the Commonwealth of the Bahamas. Currently, the Company is engaged in operations as a broker and dealer in securities under the provisions of the United States of America National Association of Securities Dealers (NASD) and Securities Exchange Commission (SEC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Partnership prepares its financial statements on the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Use of Estimates

These financial statements have been prepared in accordance with generally accepted accounting principles. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less. Restricted cash is not considered a cash-equivalent.

Organizational Costs and Start-Up Expenditures

Organization costs of $1,250 and start-up costs of $3,487 related to the formation of the Company were expensed when incurred per SOP 98-5 during the year ended December 31, 2000.

Advertising Expenditures

Direct advertising expenditures are expensed as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes in accordance with Statements of Accounting Standards No. 109 Accounting for Income Taxes, which requires as asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. (Note – 6)

Commission Income

Commission income is recognized from securities trades as it accrues.

Economic Concentrations

The Company is generating its revenues from parties initiating trade through the Company. The frequency of these trades is dependant on the securities markets in which the Company's clientele participate. Changes in theses securities markets may influence the frequency of the Company's activities with respect to these operations.

NOTE 3 – RESTRICTED DEPOSITS

The Company maintains funds in a restricted deposit in an amount required by the clearing agent to cover trading deficits as they may occur. Funds in this account amount to $8,827 and $0 at December 31, 2001 and 2000, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

Due from Related Parties

The Company has settled a liability of an affiliate during the year ended December 31, 2001. In connection with this transaction, the affiliate is indebted to the Company $1,316 at December 31, 2001.

NOTE 5– COMMITMENTS AND CONTINGENCIES

The Company maintains relationships with independent brokers who participate under the Company's name. These brokers initiate trades, which generate commissions. In return for their services, the brokers are paid a commission, which is a mutually agreed upon percentage of the commissions generated for the Company. No commissions were paid to the independent brokers during the years ended December 31, 2001 and 2000.

NOTE 6 – INCOME TAXES

As of December 31, 2001, the Company has a net operating loss carry-forward for the United States of America federal income tax and Texas state franchise tax purposes totaling $12,770, available to offset future taxable income. These loss carry-forwards expire in 2021 for federal taxes in the United States of America and in 2006 for the Texas state franchise tax, unless utilized sooner. There are no income taxes for corporations in the Commonwealth of the Bahamas. The Company's management estimates the likelihood of utilizing the deferred tax asset associated with the net operating loss carry-forward to be less than fifty percent (50 %). For this reason no deferred tax asset is recognized as of December 31, 2001 and 2000.

A reconciliation between book and tax net loss is as follow:

Net Loss, Books	$	(12,138)
Less: Amortization of Organization and Start-Up Costs for Tax Purposes		(632)
Net Loss, Tax	$	(12,770)



ROBNETT & COMPANY PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control

To the Shareholder
Caldwell International Securities Corporation

In planning and performing our audit of the financial statements and supplementary schedules of Caldwell International Securities Corporation (the Company), for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

12325 Hymeadow Dr. 2-100 Austin, Texas 78750 www.robnettcpa.com Ph. (512) 258-8584 Fax (512) 258-9045



of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and note be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Robnett & Company, P.C.
Austin, Texas
March 8, 2002

SUPPLEMENTAL SCHEDULES

Caldwell International Securities Corporation
a Corporation of the Commonwealth of the Bahamas

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Net capital	
Total stockholder's equity	$ 10,625
Less stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net captital	10,625
Deductions and or charges:	
Other assets	(1,316)
Net capital	$ 9,309
Aggregate indebtedness	**$ -**
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 4,309
Ratio: Aggregate indebtedness to net capital	0 to 9,309
Reconciliation with company's computation included in Part II of Form X-17A-5 as of December 31, 2001	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 18,370
Net effects of audit adjustments:	
To expense organizational and set-up costs when incurred	(4,737)
To book unrecorded revenues	320
To reverse capital contributions	(4,644)
Net capital per audit	$ 9,309

See accountant's report.

Caldwell International Securities Corporation
a Corporation of the Commonwealth of the Bahamas

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE COMMISSION

December 31, 2001

Statement:

Caldwell International Securities Corporation is expempt from the provisions of Rule 15c 3-3 due to the fact all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

See accountant's report.

Caldwell International Securities Corporation
a Corporation of the Commonwealth of the Bahamas

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE COMMISSION

December 31, 2001

Statement:

Caldwell International Securities Corporation is expempt from the provisions of Rule 15c 3-3 due to the fact all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

See accountant's report.